PE 1/5/2015

UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

MAR 17 2015

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE

[redacted]

15005822

March 17, 2015

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Act: 1934
Section:
Rule: 14a-8 (DPS)
Public
Availability: 3-17-15

Re: Bank of America Corporation
Incoming letter dated January 5, 2015

Dear Mr. Mueller:

This is in response to your letter dated January 5, 2015 concerning the shareholder proposal submitted to Bank of America by Bartlett Naylor. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Bartlett Naylor
bnaylor@citizen.org

March 17, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank of America Corporation
Incoming letter dated January 5, 2015

The proposal urges the board to promptly appoint a committee to develop a plan for divesting all non-core banking business segments.

We are unable to concur in your view that Bank of America may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Bank of America may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Bank of America may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Bank of America may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Bank of America may exclude the proposal under rule 14a-8(i)(7). In arriving at this position, we note that the proposal focuses on an extraordinary business transaction. Accordingly, we do not believe that Bank of America may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

January 5, 2015

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Bank of America Corporation*
Stockholder Proposal of Bartlett Naylor
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Bank of America Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2015 Annual Meeting of Stockholders (collectively, the "2015 Proxy Materials") a stockholder proposal (the "Proposal") and statement in support thereof (the "Supporting Statement") received from Bartlett Naylor (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> Resolved, that stockholders of Bank of America Corporation urge that:
>
> 1. The Board of Directors should promptly appoint a committee (the 'Stockholder Value Committee') composed exclusively of independent directors to develop a plan for divesting all non-core banking business segments.
>
> 2. The Stockholder Value Committee should publicly report on its analysis to stockholders no later than 300 days after the 2015 Annual Meeting of Stockholders, although confidential information may be withheld.
>
> 3. In carrying out its evaluation, the Stockholder Value Committee should avail itself at reasonable cost of such independent legal, investment banking and other third party advisers as the Stockholder Value Committee determines is necessary or appropriate in its sole discretion.
>
> For purposes of this proposal, "non-core banking operations" means operations that are conducted by affiliates other than the affiliate the corporation identifies as Bank of America, N.A. which holds the FDIC Certificate No 3510.

A copy of the Proposal and the Supporting Statement, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

The Proposal is a slightly revised version of a proposal that the Proponent submitted to the Company last year (the "Prior Proposal"). The Staff concurred that the Company could exclude the Prior Proposal under Rule 14a-8(i)(3). *Bank of America Corp.* (avail. Mar. 6, 2014). Notwithstanding the revised language of the Proposal, we believe the Proposal contains the same defects as the Prior Proposal. Accordingly, we hereby respectfully request that the Staff concur in our view that the Proposal properly may be excluded from the 2015 Proxy Materials pursuant to:

- Rule14a-8(i)(2) because implementation of the Proposal would cause the Company to violate Delaware law;
- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading; and

- Rule 14a-8(i)(7) because the Proposal deals with matters related to the Company's ordinary business operations.

BACKGROUND

The Proposal provides that the Company's Board of Directors (the "Board") should appoint a "Stockholder Value Committee" to "develop a plan for divesting all non-core banking business segments." As with the Prior Proposal, the Proposal does not define "non-core banking business segments," but instead defines "non-core banking operations." The Proposal states, "'non-core banking operations' means operations that are conducted by affiliates other than the affiliate the corporation identifies as Bank of America, N.A. which holds the FDIC Certificate No 3510." *See* Exhibit A. The Prior Proposal stated, "'non-core banking operations' is defined as operations other than what the corporation calls Consumer & Business Banking, Consumer Real Estate Services, and Global Banking (in Note 26 of the 2012 annual report, p.271-272)." The Prior Proposal also stated, "The businesses described as Global Markets, Global Wealth & Investment Management, and All Other would be divested."

The Board is committed to enhancing stockholder value and has actively pursued a strategy to implement that goal. Over the past five years, the Company has significantly streamlined and simplified its organization by employing a customer-centric strategy that de-emphasizes monoline product offerings and stresses deepening relationships by delivering the best product mix to three groups of customers: People, Companies and Institutional Investors. Through this strategic shift away from a product-driven approach, the Company has simplified and transformed its organization, including divesting over $73 billion in non-core operations and assets, while also steadily resolving legacy issues. These divestitures have included investments in other financial institutions, ancillary mortgage businesses, credit card non-core businesses, the Company's international wealth management business, and other non-core operations and assets. As a result of these streamlining efforts, the Company is easier to manage and is in a position in which it may use the strength of its balance sheet and leading talent to deepen relationships with its three customer groups: People, Companies and Institutional Investors. This includes shaping the Company's retail network based on customer behavior and profitability, and investing in technology and resources to better meet customer needs and connect capabilities. This strategy reaches across all business segments to generate an efficient customer-centric experience and a lean and profitable business model. As part of its ordinary business operations, the Company continually assesses which businesses and assets support its strategy and which, among all business operations, would better support the business and return value to stockholders through divestiture.

Notwithstanding these initiatives, the Proposal seeks to second-guess the Board's and Company's approach to divesting various operations. As explained in greater detail below, implementation of the Proposal would cause the Company to violate Delaware law by divesting the Board of its fiduciary responsibilities to determine whether to divest certain operations or to issue a report, making the Proposal excludable under Rule 14a-8(i)(2). In addition, due to the Proposal's reference to an external standard for a central element of the Proposal and the vague and inconsistent terms used in the Proposal, neither the stockholders voting on the Proposal, nor the Company in implementing the Proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires, rendering the Proposal impermissibly vague and hence excludable under Rule 14a-8(i)(3). Moreover, by designating a broad swath of the Company's operations as "non-core" banking operations for divestiture, the Proposal implicates the Company's ordinary business operations and therefore is excludable under Rule 14a-8(i)(7).

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(2) Because Implementation Of The Proposal Would Cause The Company To Violate Delaware Law.

The Proposal may be excluded from the 2015 Proxy Materials under Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate Delaware law. Rule 14a-8(i)(2) allows the exclusion of a proposal if implementation of the proposal would "cause the company to violate any state, federal, or foreign law to which it is subject." For the reasons set forth in the legal opinion provided by Richards, Layton and Finger, P.A. regarding Delaware law (the "Delaware Law Opinion"), the Proposal is excludable under Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate Delaware law. *See* Exhibit B.

As explained in the Delaware Law Opinion, if implemented, the Proposal would violate Delaware law because it would require the Board to take specific actions regardless of whether the Board determines such actions to be in the best interests of the Company and its stockholders. Specifically, implementation of the Proposal would (1) require the Board to create a "Stockholder Value Committee" to develop a plan for divesting all operations that are conducted by affiliates other than an affiliate that is identified by reference to "FDIC Certificate No 3510" (the "Certificate Affiliate"); and (2) require the "Stockholder Value Committee" to publicly report its findings and to do so by a fixed date chosen by the Proponent (300 days after the 2015 Annual Meeting of Stockholders), regardless of whether the directors on the Board or such Stockholder Value Committee determine that taking each such action, or doing so by the Proponent's deadline, is consistent with their fiduciary duties to the Company and its stockholders. Delaware case law, cited in the Delaware Law Opinion, firmly establishes that directors must be able to exercise their fiduciary duties in taking action, and that stockholders may not impose on directors, and directors may not impose on themselves, directives or restrictions which limit the ability of the Board, or a committee thereof, to fully exercise its fiduciary duties in the future. This applies whether the decision relates to divesting certain assets or operations or to determining (outside of the context of requesting stockholder approval or a federal securities law disclosure obligation) whether and when to publicly report on the Board's or a Board committee's determinations. Thus, under Delaware law, any delegation of Board responsibility to a committee to evaluate divestment of Company assets or to issue a report must allow the members of the committee to determine whether those actions are consistent with their fiduciary duties to the Company and its stockholders.

The Proposal, if implemented, does not provide that the committee's responsibilities to develop a plan for divesting specified non-core banking business segments and to report on those divestment plans within a specific time frame are subject to the directors' overriding fiduciary duties. In this respect, the Proposal is different than proposals such as those addressed in part III of this no-action request, which typically request that a board of directors or board-appointed committee "consider" or "explore" strategies for increasing stockholder value or divesting specific operations.[1] In addition, while the Proposal would allow the Stockholder Value Committee to not disclose confidential information in the divestment plan report mandated under the Proposal, a carve-out for confidential information is not equivalent to a "fiduciary out" clause that permits directors to avoid taking actions that are inconsistent with their fiduciary duties. Thus, as addressed in the Delaware Law Opinion, the Proposal if implemented would violate Delaware law.

On numerous occasions the Staff has concurred with the exclusion of a stockholder proposal under Rule 14a-8(i)(2) where the proposal, if implemented, would conflict with state law. For example, in *CA, Inc.* (avail. July 17, 2008), the Staff concurred that a proposal could be omitted under Rule 14a-8(i)(2) because implementation of the proposal would require a company's board to take a specified action (in that case, reimbursement of a dissident's proxy expenses) without regard to whether the board had determined that action to be in the best interests of stockholders. Likewise, in *Scott's Liquid Gold-Inc. (Recon.)* (avail. May 7, 2013), a proposal provided that the company "establish a committee of its Board of Directors to receive and promptly report to the shareholders all past, present, and future proposals to the company or any of its directors involving the sale of all or a part of the company." The company furnished a legal opinion holding that the proposal violated state law because, *inter alia*, it impermissibly limited the authority and discretion of the company's board of directors by, among other things, mandating that a board committee make prompt public disclosure of an acquisition proposal even if the board committee "were to reasonably determine that it

---

[1] As discussed in note 3, below, the fact that the Proposal "urges" the Board to take the actions set forth in the Proposal does not alter the fact that the Proposal does not allow the Board to exercise its fiduciary duty in implementing the Proposal. Implementation of the Proposal would require the Board to develop a plan of divesting certain business segments and to issue a report by a specified date regardless of whether the Board or its committee determines that taking either action within the specified time frame is in the best interests of the Company and its stockholders, thereby violating Delaware law.

would not be in the best interests of the shareholders of [the company] to disclose an acquisition proposal." The Staff concurred in the exclusion of the proposal, noting that "in the opinion of [the company's] counsel, implementation of the proposal would cause [the company] to violate state law."[2] The fact that the Proposal is phrased as a request that "urges" the Board to take the specified action does not prevent it from being excludable under Rule 14a-8(i)(2) because, as in *Scott's Liquid Gold-Inc.*, implementation of the requested action would violate state corporate law.[3]

As in *CA, Inc.*, it is not permissible under Delaware corporate law for a board of directors, or committee thereof, to bind itself to developing a plan for a specific action without allowing the directors discretion to exercise their fiduciary duties to determine that such action is not in the stockholders' best interests. Likewise, as in *Scott's Liquid Gold-Inc.*, it is not permissible for stockholders to dictate disclosure decisions regarding corporate transactions, including the timing of any such disclosures, without allowing the directors discretion to exercise their fiduciary duties to determine that such action is not in the stockholders' best

---

[2] *See also Monsanto Co.* (avail. Nov. 7, 2008, *recon. denied* Dec. 18, 2008) (Staff concurred with the exclusion of a proposal requiring all directors to take an oath to "support and defend . . . [and] bear true faith and allegiance to the Constitution of the United States" where the company furnished a state law opinion confirming that the oath would violate state law because it could compromise directors' ability to act in accordance with their fiduciary duties); *Bank of America Corp.* (avail. Feb. 2, 2005) (Staff concurred with the exclusion of a proposal to amend the Company's governing instruments such that every stockholder proposal receiving majority support would be implemented where the Company furnished a state law opinion confirming that the proposal would violate state law because it would require directors to breach their fiduciary duties); *Toys "R" Us, Inc.* (avail. Apr. 9, 2002) (Staff concurred with the exclusion of a proposed bylaw amendment prohibiting the adoption of any rights plan without prior stockholder approval where the company furnished a state law opinion confirming that the proposal would violate state law because it was inconsistent with directors' fiduciary duties).

[3] *See Bank of America Corp.* (avail. Feb. 23, 2012) (Staff concurred with the exclusion of a proposal *requesting* that the Company's Board "minimize the indemnification of directors" where the Company furnished a state law opinion confirming that the proposal would violate state law because it would eliminate the Board's discretion to provide indemnification where it believes it is in the company's best interest to do so); *Johnson & Johnson* (avail. Feb. 16, 2012) (Staff concurred with the exclusion of a proposal *requesting* a bylaw amendment that would in certain cases "disqualif[y]" a director from serving on the board's compensation committee, where the company furnished a state law opinion confirming that the requested bylaw would violate state law because it would impede the board's ability to appoint the directors it believed to be most appropriate).

interests. When public companies have determined to explore divestment of non-core assets or operations, it is common for them also to determine it to be in the company's and its stockholders' best interests not to publicly disclose that plan in advance. It is particularly unusual for companies to publicly report on their analysis of a proposed transaction in advance of entering into an affirmative agreement or plan of divestment, as could occur under the timeframe mandated by the Proposal. The Proposal, however, would inappropriately seek to divest the Company's directors of their obligations to fulfill their fiduciary duties and seek to place such decisions in the hands of the Company's stockholders.

As with the precedents cited above, the Proposal therefore is excludable under Rule 14a-8(i)(2) because, as explained in the Delaware Law Opinion, implementation of the Proposal would cause the Company to violate Delaware law.

II. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that a stockholder proposal is excludable under Rule 14a-8(i)(3) as vague and indefinite if "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B").[4] Discussing Rule 14a-8(i)(3), the Staff has emphasized that, "[i]n evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine

---

[4] *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."); *Capital One Financial Corp.* (avail. Feb. 7, 2003) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its stockholders "would not know with any certainty what they are voting either for or against"); *Fuqua Industries, Inc.* (avail. Mar. 12, 1991) (concurring with the exclusion under Rule 14a-8(i)(3) where a company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal").

what actions the proposal seeks." Staff Legal Bulletin No. 14G (Oct. 16, 2012) ("SLB 14G").

Due to the Proposal's cross-reference to an external source and the vague and inconsistent terms within the Proposal and its Supporting Statement, neither the Company's stockholders voting on the Proposal, nor the Company in implementing the Proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires. In this respect, the Proposal is no different than the Prior Proposal. In *Bank of America Corp.* (avail. Mar. 6, 2014), just as in the Proposal, the Proponent urged the appointment of a Stockholder Value Committee to plan for divesting "all non-core banking business segments." The Prior Proposal likewise did not define "non-core banking business segments," and instead defined "non-core banking operations" by reference to the names of the Company's accounting segments and by reference to Note 26 of the financial statements included in the Company's 2012 annual report. The supporting statement of the Prior Proposal introduced further confusion by containing vague and inconsistent descriptions of actions required under the Prior Proposal, such as calling for the Board to "split the firm into two or more companies," based on types of operations that did not conform to the segments referred to in the Prior Proposal.[5] Pursuant to Rule 14a-8(i)(3), the Staff concurred in exclusion of the Prior Proposal, noting in particular that "in applying this particular proposal to Bank of America, neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." As with the Prior Proposal, the Proposal may be excluded under Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading. *See also JPMorgan Chase & Co.* (avail. Mar. 6, 2014) (concurring in the exclusion of another proposal to create a Stockholder Value Committee to divest "all non-core banking business segments," a request clarified only by the assertion that "'non-core banking business operations' is defined as operations other than what the corporation calls Consumer & Community Banking as well as Commercial Banking (as described [in a 2012 Annual Report])").

A. The Proposal Is Impermissibly Vague Because It References An External Standard For A Central Element Of The Proposal.

A central aspect of the Proposal refers to standards and terms that are not defined or explained in the Proposal. Specifically, the Proposal urges that the Company's Board appoint a committee to develop a plan for divesting "all non-core banking business

---

[5] For example, the supporting statement referred to separating lending and investment banking services, yet the Prior Proposal did not call for divesting the Company's "Global Banking" segment, even though it provided both lending and investment banking services.

segments" but does not define this term. Instead, it states that "'non-core banking operations' means operations that are conducted by affiliates other than the affiliate the corporation identifies as Bank of America, N.A. which holds the FDIC Certificate No 3510." The definition does not enable stockholders who are evaluating the Proposal to determine which aspects of the Company's operations constitute "non-core banking business segments," because the meaning of "non-core banking operations" is dependent on understanding the organizational structure of the Company, what operations are conducted by the subsidiary that has been issued "FDIC Certificate No 3510," and what operations are conducted by other Company affiliates.

None of the foregoing references to the operations that are the subject of the Proposal are explained in the Proposal or in its Supporting Statement (which are virtually identical to the supporting statements that accompanied the Prior Proposal). While the Supporting Statement refers to splitting the Company into "two or more companies, with one performing basic business and consumer lending with FDIC-guaranteed deposit liabilities, and the other business focused on investment banking such as underwriting, trading and market-making," this language does not accurately describe the distinction between the Company's operations that are conducted through the entity with FDIC Certificate No 3510 and the Company's other operations. For example, as reflected in the FDIC's Institution Directory, available at https://www2.fdic.gov/idasp/main.asp, one of the Company's affiliates engages in business and consumer lending with FDIC-guaranteed deposit liabilities under the name of Bank of America California, N.A., under FDIC Certificate No. 25178. In addition, Bank of America N.A. is permitted by law to, and does, engage in trading activities in government securities. Thus, the central reference in the Proposal to "operations that are conducted by affiliates other than the affiliate the corporation identifies as Bank of America, N.A. which holds the FDIC Certificate No 3510" is meaningless absent reference to external sources, and therefore is vague and misleading.

The Staff consistently has concurred in the exclusion of stockholder proposals that define a central element of the proposal by reference to an external source without describing the substance of the source. For example, in *McKesson Corp.* (avail. Apr. 17, 2013), a proposal urged the board of directors to adopt a policy that the board's chairman "be an independent director according to the definition set forth in the New York Stock Exchange listing standards," and the company argued that the proposal could be excluded from the company's proxy materials as vague and indefinite. As the Staff explained:

> [T]he proposal refers to the "New York Stock Exchange listing standards" for the definition of an "independent director," but does not provide information about what this definition means. In our view, this definition is a central aspect of the proposal. As we indicated in Staff Legal Bulletin No. 14G (Oct. 16, 2012), we believe that a proposal would be subject to exclusion under rule 14a-8(i)(3) if neither the shareholders voting on the proposal, nor the

> company in implementing the proposal (if adopted), would be able to determine with reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks. Accordingly, because the proposal does not provide information about what the New York Stock Exchange's definition of "independent director" means, we believe shareholders would not be able to determine with any reasonable certainty exactly what actions or measures the proposal requires.

See also Chevron Corp. (avail. Mar. 15, 2013).

Similarly, in *Dell Inc.* (avail. Mar. 30, 2012), the Staff concurred in the exclusion of a proposal that would allow stockholders who satisfy the "SEC Rule 14a-8(b) eligibility requirements" to include board nominations in the company's proxy, noting that the quoted language represented a central aspect of the proposal and that many stockholders "may not be familiar with the requirements and would not be able to determine the requirements based on the language of the proposal." In *AT&T Inc.* (avail. Feb. 16, 2010, *recon. denied* Mar. 2, 2010), the Staff concurred in the exclusion of a proposal that sought a report disclosing, among other items, "[p]ayments . . . used for grassroots lobbying communications as defined in 26 CFR § 56.4911-2." The Staff concurred with the company's argument that the term "grassroots lobbying communications" was a material element of the proposal and that the reference to the Code of Federal Regulations did not clarify its meaning.[6]

As in the foregoing precedents, a central aspect of the Proposal is defined by reference to external sources, and the Proposal fails to describe the substance of those references. In this respect, the references to "operations that are conducted by affiliates other than the affiliate the corporation identifies as Bank of America, N.A. which holds the FDIC Certificate No 3510" are no more informative to stockholders than the reference in *McKesson Corp.* to the term "an independent director according to the definition set forth in the New York Stock Exchange listing standards" and the reference in *AT&T* to "grassroots lobbying communications as defined in 26 CFR § 56.4911-2." Accordingly, the Proposal is impermissibly vague and may be excluded under Rule 14a-8(i)(3).

---

[6] *See also Johnson & Johnson* (avail. Feb. 7, 2003) (concurring with the exclusion of a proposal requesting the adoption of the "Glass Ceiling Commission's" business recommendations without describing the recommendations); *Kohl's Corp.* (avail. Mar. 13, 2001) (concurring with the exclusion of a proposal requesting implementation of the "SA8000 Social Accountability Standards" from the Council of Economic Priorities).

B. The Proposal Is Impermissibly Vague Because Of Its Vague And Inconsistent Terms.

The Proposal and the Supporting Statement also are vague and internally inconsistent in how they describe the divestment plan that the Stockholder Value Committee would be required to develop, such that neither the Company's stockholders voting on the Proposal, nor the Company in implementing the Proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires. For example, the following statements are vague or inconsistent:

- The Proposal calls for the divestment of "all non-core banking business segments," but then is internally inconsistent by defining "non-core banking operations" by reference to the operations of one of the Company's subsidiaries ("the affiliate the corporation identifies as Bank of America, N.A. which holds the FDIC Certificate No 3510") and not by reference to the business segments the Company uses for financial reporting. *See* Note 24 to the Consolidated Financial Statements in the Company's Form 10-K for the year ended December 31, 2013: "The Corporation reports the results of its operations through five business segments: *Consumer & Business Banking (CBB), Consumer Real Estate Services (CRES), Global Wealth & Investment Management (GWIM), Global Banking and Global Markets,* with the remaining operations recorded in *All Other.*"

- Assuming that stockholders understand the reference to "affiliates," the Proposal is unclear whether operations conducted by subsidiaries of Bank of America, N.A. are to be divested or whether the operations of those subsidiaries constitute "operations that are conducted by affiliates other than the affiliate the corporation identifies as Bank of America, N.A."

- The Supporting Statement recommends that the Board take action that is different than what the Proposal describes. Specifically, the Supporting Statement states:

  > We therefore recommend that the board act to explore options to split the firm into two or more companies, with one performing basic business and consumer lending with FDIC-guaranteed deposit liabilities, and the other businesses focused on investment banking such as underwriting, trading and market-making.

  However, as discussed above, the Company engages in business and consumer lending with FDIC-guaranteed deposit liabilities through an affiliate that holds an FDIC certificate other than Bank of America, N.A., and Bank of America, N.A. is permitted by law to, and does, engage in operations, trading government securities, that the Supporting Statement says should be conducted through a separate company. Moreover, this recommendation in the Supporting Statement does not address what is to be done with operations that are neither "basic business and consumer lending with FDIC-guaranteed deposit liabilities" nor "investment banking" businesses, such as the estate and financial planning advisory services provided by the Company's Global Wealth and Investment Management operations.

- The Supporting Statement's language quoted above also diverges from the type of transaction described in the Proposal. Whereas the Proposal states that "non-core banking business segments" should be "divested," the Supporting Statement recommends "the board act to explore options to split the firm into two or more companies." A "divestment" plan would allow a wide variety of transactions including one or more sales, spin-offs or other means to exit the various operations.[7] However, "split[ting] the firm into two or more companies" provides less flexibility into how various operations would be terminated.

The request for "divestment" of "all non-core banking business segments" is a central aspect of the Proposal, yet the Proposal and Supporting Statement fail to provide stockholders with the information necessary to understand these terms and the specific transactions the Company would need to complete to successfully implement the Proposal. These serious deficiencies parallel those seen in the Prior Proposal, as well as other stockholder proposals that the Staff has deemed excludable for impermissible vagueness.

The Staff consistently has concurred that proposals are excludable under Rule 14a-8(i)(3) when the language of the proposal is vague or internally inconsistent. In *Intel Corp.* (avail. Mar. 4, 2014), the proponent requested the company to adopt a bylaw providing that, "prior to the Annual Meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to the management or the Board and shall not be used to solicit votes." The proponent added that the restriction would apply in certain contexts, including "management-sponsored or Board-sponsored resolutions seeking approval of executive pay or for other purposes," but not in others, such as "conduct[ing] solicitations for other proper purposes." The company challenged the proposal for its pervasive vagueness. For instance, Intel argued that the phrase "outcome of votes cast by proxy" was unclear because it did not specify the scope of information covered by the proposal, and "outcome" could be understood to mean the final results of a vote or ongoing forecasts provided by Broadridge Financial Solutions, Inc. in the period leading up to an annual stockholders' meeting. The company also criticized the proposal's failure to describe company purposes in using voting outcomes – a topic unlikely to fall within the realm of stockholder knowledge – such that stockholders could identify examples of "other proper purposes" exempted from the proposal or distinguish them from "other purposes" that the proposal would reach. The Staff concurred in the view that the proposal was impermissibly vague, noting the quandary raised by the inconsistent treatment of "other purposes" and

---

[7] *See infra*, note 12, for the definition of divestiture.

"other proper purposes." *See also The Southern Co.* (avail. Mar. 6, 2014) (concurring in the exclusion of the same proposal submitted by the same proponent); *Comcast Corp.* (avail. Mar. 6, 2014) (same).

Likewise, the Staff previously has concurred that proposals can be excluded under Rule 14a-8(i)(3) when they call for a vague set of actions, even when the proposal's supporting statement attempts to explain the proposal. For example, in *Citigroup Inc.* (avail. Feb. 22, 2010), the proponent sought to add a provision to the company's bylaws that would establish a board committee to review company policies for their support of "US Economic Security." The proponent then provided a representative list of factors that the Committee could rely on for its review:

> 1) impact of company policies on the long term health of the economy of the US, 2) impact of company polices on the economic well-being of US citizens, as reflected in indicators such as levels of employment, wages, consumer installment debt and home ownership, 3) impact of company policies on levels of domestic and foreign control, and holding of securities and debt, of companies incorporated or headquartered in the US and 4) the extent to which our company holds securities of foreign companies or has employees or representatives holding positions on the boards of directors of foreign companies.

The Staff concurred in Citigroup's view that the proponent had failed to adequately define the notion of U.S. economic security and "would require the [c]ompany to make numerous and significant assumptions in implementing the required review." *See also Moody's Corp.* (avail. Feb. 10, 2014) (concurring in the exclusion of a proposal to incorporate undefined "ESG risk assessments" into company credit rating methodologies); *General Electric Co.* (avail. Feb. 10, 2011) (concurring in the exclusion of a proposal regarding "executive pay rights" that failed to discuss which of the company's equity programs would be affected and to what extent); *Bank of America Corp.* (avail. Feb. 22, 2010) (permitting exclusion of a proposal related to "US Economic Security" that was identical to the *Citigroup* proposal).

As in the foregoing precedents, the Proposal relies on undefined terms and contains internal inconsistencies. The Proposal calls for the divestment of "non-core banking business segments" but never defines this term, instead describing "non-core banking operations." That term is not defined by reference to the Company's business segments, but instead by reference to "operations that are conducted by affiliates other than the affiliate the corporation identifies as Bank of America, N.A. which holds the FDIC Certificate No 3510." The Supporting Statement does not clarify these terms but introduces further confusion by describing a more restrictive form of transaction and discussing the Company's business operations in yet a different manner that does not correspond to either the Company's business segments or the operations conducted by the entity that holds FDIC Certificate No.

3510. As a result, the Proponent's muddled request for divestment is no more informative to stockholders than the request in *Intel* to prevent management from soliciting votes for "other purposes" while preserving the opportunity to solicit votes for "other proper purposes" or the request in *Citigroup* to create a board committee that evaluates company policies for their support of "US Economic Security." Accordingly, the Proposal is impermissibly vague and may be excluded in its entirety under Rule 14a-8(i)(3).

III. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Deals With Matters Related To The Company's Ordinary Business Operations.

The Proposal may be omitted pursuant to Rule 14a-8(i)(7) because, as described above in the "Background" section, the types of transactions addressed in the Proposal relate to the Company's ordinary business operations. Specifically, the Proposal deals with the divestment of non-core business segments and involves ongoing ordinary, rather than extraordinary, transactions.

A. Applicable Precedent

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a stockholder proposal that relates to the company's "ordinary business" operations. According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" "refers to matters that are not necessarily 'ordinary' in the common meaning of the word," but instead the term "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The 1998 Release identified two "central considerations" that underlie this policy, including as relevant here, that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight."

The Staff has consistently determined that similar proposals requesting that a company divest non-core businesses or assets in one or more transactions relate to a company's ordinary business matters. For example, in *General Electric Co.* (avail. Jan. 22, 2001), the Staff concurred in the exclusion of a stockholder proposal providing that "GE take steps to divest itself of NBC." The Staff noted in particular that the proposal "relat[ed] to ordinary business operations (i.e., the disposition of a business or assets not related to GE's core products and services)." Similarly, in *Associated Estates Realty Corp.* (avail. Mar. 23, 2000), a stockholder proposal requested that the company's board of directors institute a business plan that may include the "[d]isposition of non-core businesses and assets" as part of a plan to maximize stockholder value. In arguing that the proposal could be excluded under Rule 14a-8(i)(7), the company identified the disposition of non-core businesses and assets as a matter of ordinary business. The Staff concurred in the exclusion of the proposal "because the proposal relates in part to ordinary business operations (e.g., the disposition of non-core businesses and assets)." In *Pinnacle West Capital Corp.* (avail. Mar. 28, 1990), the Staff concurred in the exclusion of a proposal requesting divestment of the company's banking, real estate and other assets in order to enhance stockholder value, noting that the proposal "appears to deal with matters relating to the conduct of the [c]ompany's ordinary business operations (i.e., the decision to separate [c]ompany assets not directly related to electric power production)."[8]

The Staff also has concurred that proposals requesting that a company seek to enhance stockholder value by exploring the divestment or spin-off of one or more businesses fall within a company's ordinary course of business, and therefore are excludable under Rule 14a-8(i)(7), when the proposal implicates both extraordinary and non-extraordinary transactions. In *Telular Corp.* (avail. Dec. 5, 2003), a stockholder proposal requested the appointment of a committee of independent directors "to explore strategic alternatives for maximizing shareholder value . . . including, but not limited to, a sale, merger, spinn-off [*sic*], split-off or divestiture of the [c]ompany or a division thereof." The Staff concurred in the proposal's exclusion, noting that the proposal "appears to relate in part to non-extraordinary transactions." In *FPL Group, Inc. (Recon.)* (avail. Mar. 17, 1989), the proponent requested that the board of directors take steps to separate Florida Power & Light Company and its subsidiary companies from all of the company's other subsidiaries. In concurring in the exclusion of the proposal under Rule 14a-8(c)(7), the predecessor to Rule 14a-8(i)(7), the Staff noted that the proposal "appears to deal with a matter relating to the conduct of the [c]ompany's ordinary business operations (i.e., the decision to divest operating units)"). Likewise, in *Sears, Roebuck and Co.* (avail. Feb. 7, 2000), the Staff concurred in the exclusion of a proposal under Rule 14a-8(i)(7) because the proposal "appears to relate in part to nonextraordinary transactions," where the proposal requested that

---

[8] *See PepsiAmericas, Inc.* (avail. Feb. 11, 2004) (proposal to maximize stockholder value that included "examining ownership alternatives for $270 million of [the company's] value destroying European assets" excludable as a proposal "relating to ordinary business matters, (i.e., maximizing shareholder value, general compensation matters, and *transactions involving non-core assets*)" (emphasis added)). *Cf. General Electric Co. (Wilson)* (avail. Dec. 18, 2009) (Staff concurred in the exclusion of a proposal requiring the company to dispose of its fleet of corporate jets, stating that "we note that the proposal relates to the disposition of assets not related to GE's core products or services. Proposals that concern the disposition of assets not related to a company's core products or services are generally excludable under [R]ule 14a-8(i)(7).").

the company "hire an investment banking firm to arrange for the sale of all or parts of the [c]ompany" and the company argued that its board of directors could implement the proposal by "follow[ing] a course of action that is part of the usual or regular business operations of the [c]ompany: a sale of part of the [c]ompany."[9] In contrast, a proposal is not excludable under Rule 14a-8(i)(7) if it relates solely to an extraordinary transaction.[10]

B. Analysis

The Proposal, if adopted, would require that the Company appoint a committee of independent directors to "develop a plan for divesting all non-core banking business segments." By urging the Board to form a "Stockholder Value Committee" that the Proposal would charge with developing a plan to divest certain of the Company's banking operations which the Proponent views as "non-core," the Proposal is similar to those in *PepsiAmericas*, *General Electric (2001)*, and *Associated Estates Realty*, all of which the Staff found to be excludable under Rule 14a-8(i)(7) specifically due to the non-core nature of the divested businesses or assets. As with proposals such as *Telular*, dealing with the "spinn-off [*sic*], split-off or divestiture" of a company's divisions, or proposals such as in *FPL Group*, addressing the decision to divest operating units, the Proposal's request for the divestment of "non-core banking business segments" implicates ordinary business matters.

---

[9] *See also Sears, Roebuck & Co.* (avail. Mar. 10, 1987) (Staff concurred in the exclusion of a proposal requesting the divestiture "of all unprofitable operating units" and prohibiting further acquisitions that "would not decidedly enhance stockholder equity," stating that the proposal "appears to deal with a matter relating to the conduct of the [c]ompany's ordinary business operations (i.e., decisions to sell certain operating units or make certain acquisitions)").

[10] *See, e.g.*, *Viacom Inc.* (avail. Mar. 30, 2007) (Staff declined to concur in the exclusion of a proposal requesting a media company to divest a major film and television production and distribution studio "via sale or other extraordinary transaction"); *First Franklin Corp.* (avail. Feb. 22, 2006) (Staff did not concur in the exclusion of a proposal to engage the services of an investment banking firm to take all necessary steps to actively seek a sale or merger of the company); *Allegheny Valley Bancorp, Inc.* (avail. Jan. 3, 2001) (Staff declined to approve exclusion of a proposal to retain an investment bank in order to solicit offers for the company's stock or assets and "present the highest cash offer to purchase the [company's] stock or assets to the shareholders for their acceptance or rejection of such offer"); *Quaker Oats Co.* (avail. Dec. 28, 1995) (Staff declined to concur in the exclusion of a proposal requesting a food and beverage company to effect a transaction splitting the food and beverage businesses into "two separate and independent publicly owned corporations").

The Proposal is not limited only to engaging in an extraordinary transaction, such as a sale of the Company or splitting the Company in two. Instead, the Proposal draws a somewhat arbitrary line based on what the Proponent views as being "non-core" and urges the Board to develop a plan to divest the "non-core banking business segments." While the Proponent states in the Supporting Statement that he "recommend[s] that the board act to explore options to split the firm into two or more companies," this specific form of divestiture is only a recommendation and is not mandated by the Proposal.[11] The Proposal instead would allow the Board flexibility in the form of its "plan for divesting non-core banking business segments," for example by permitting some of the "non-core banking" operations to be sold, spun-off or wound down in one or more separate transactions over time. The Proposal, if implemented, would allow the Company to divest its assets in a piecemeal fashion rather than require such divestments to be effected through an extraordinary transaction. Thus, just as in *Sears (2000)*, the Proposal allows the Company to "follow a course of action that is part of the usual or regular business operations of the Company: a sale of part of the Company." It is the role of the Board to take steps to maximize stockholder value; and, as discussed above in the "Background" section, the Board continually oversees the Company's strategic activities for the benefit of the stockholders, including transactions involving the divestment of non-core banking assets, but with the flexibility to consider efficiencies across all business segments (also discussed above in the "Background" section). As such, the transactions called for by the Proposal encompass non-extraordinary transactions that are a central part of the Company's ordinary business operations.

Finally, it is important to note that the Proposal does not raise any significant policy issues. As with *PepsiAmericas*, *General Electric (2001)*, *Associated Estates Realty* and *Sears (2000)*, the Proposal seeks to form a "Stockholder Value Committee" that the Proposal would charge with developing a plan to divest certain of the Company's banking operations which the Proponent views as "non-core." The Supporting Statement suggests a number of possible reasons for the proposed divestments that would be required under the Proposal, including the Proponent's concern that differing risk profiles in the Company's segments negatively affect investors' ability to choose and control their investment risks. However, considerations of how best to effectively manage the Company's risks and what type of investor profile to target implicate routine management decisions. The Supporting Statement also states,

---

[11] The online source Investopedia defines "divestiture" as "[t]he partial or full disposal of an investment or asset through sale, exchange, closure or bankruptcy. Divestiture can be done slowly and systematically over a long period of time, or in large lots over a short time period." It further states, "For a business, divestiture is the removal of assets from the books. Businesses divest by the selling of ownership stakes, the closure of subsidiaries, the bankruptcy of divisions, and so on." *See* http://www.investopedia.com/terms/d/divestiture.asp.

> We therefore recommend that the board act to explore options to split the firm into two or more companies, with one performing basic business and consumer lending with FDIC-guaranteed deposit liabilities, and the other businesses focused on investment banking such as underwriting, trading and market-making.

As discussed in part II of this no-action request, this sentence merely suggests one means to implement the Proposal and, importantly, does not accurately describe what would occur if the Proposal were implemented.

Rather than addressing an extraordinary transaction or significant policy issue, the Proposal operates primarily to second-guess how the Company's Board and management have determined to simplify and manage the Company's business by identifying which of the Company's operations are "non-core banking operations" and deciding how best to enhance value for the Company's stockholders. By urging the Board to develop a plan for divesting certain "non-core banking operations," the Proposal implicates non-extraordinary transactions consistent with the transactions described in the above precedents, and thus may properly be excluded under Rule 14a-8(i)(7).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Jennifer E. Bennett, the Company's Associate General Counsel and Assistant Corporate Secretary, at (980) 388-5022.

Sincerely,

Ronald O. Mueller

Enclosure

cc: Jennifer E. Bennett, Bank of America Corporation
Bartlett Naylor

GIBSON DUNN

EXHIBIT A

From: Bart Naylor [mailto:bnaylor@citizen.org]
Sent: Wednesday, November 26, 2014 1:02 PM
To: Ross Jeffries - Bank of America Corporate Secretary; Di Rita, Lawrence; *** Shareholder Proposals - DC; Mueller, Ronald O.
Cc: Bart Naylor
Subject: Shareholder proposal

Bank of America
Corporate Secretary
Dear Corporate Secretary

Below please find a shareholder proposal that I hereby submit under SEC Rule 14a-8 for consideration and vote at the next Annual Meeting of stockholders. I have held more than $2000 worth of Bank of America stock continuously for more than two years, intend to hold this amount through the date of the next annual meeting, intend to attend the annual meeting in-person or through an agent and will provide proof of my beneficial ownership of requisite Bank of America stock presently with representation from a brokerage firm.

If you have any questions please contact me.

Please confirm receipt by email

Bartlett Naylor

"Resolved, that stockholders of Bank of America Corporation urge that:

1. The Board of Directors should promptly appoint a committee (the 'Stockholder Value Committee') composed exclusively of independent directors to develop a plan for divesting all non-core banking business segments.
2. The Stockholder Value Committee should publicly report on its analysis to stockholders no later than 300 days after the 2015 Annual Meeting of Stockholders, although confidential information may be withheld.
3. In carrying out its evaluation, the Stockholder Value Committee should avail itself at reasonable cost of such independent legal, investment banking and other third party advisers as the Stockholder Value Committee determines is necessary or appropriate in its sole discretion.

For purposes of this proposal, "non-core banking operations" means operations that are conducted by affiliates other than the affiliate the corporation identifies as Bank of America, N.A. which holds the FDIC Certificate No 3510.

SUPPORTING STATEMENT

The financial crisis that began in 2008 underscored potentially significant weaknesses in the practices of large, inter-connected financial institutions such as Bank of America, which for a time saw its stock price cascade from $1140 on February, 2008, to $232 on February 9, 2009. The crisis prompted questions about how to regulate "too big to fail" institutions such as Bank of America and about whether it made sense to allow financial institutions to engage in both traditional banking and investment banking activities, which had previously been barred by the Glass-Steagall Act. Of particular concern was the fact that derivatives trading activities could be funded by FDIC-insured deposits, which would then be placed at risk if there were significant losses.

Congress sought to address these concerns with the Dodd-Frank Act in 2010, which reformed regulation of financial institutions. We are concerned that current law may not do enough to avert another financial crisis. Our concern too is that a mega-bank such as Bank of America may not simply be "too big to fail," but also "too big to manage" effectively so as to contain risks that can spread across BoA's business segments. We therefore recommend that the board act to explore options to split the firm into two or more companies, with one performing basic business and consumer lending with FDIC-guaranteed deposit liabilities, and the other businesses focused on investment banking such as underwriting, trading and market-making.

We believe that such a separation will reduce the risk of another financial meltdown that harms depositors, shareholders and taxpayers alike; in addition, given the differing levels of risk in BoA's primary business segments, divestiture will give investors more choice and control about investment risks.

Bartlett Collins Naylor
Financial Policy Advocate
Congress Watch
Public Citizen
215 Pennsylvania Ave. S.E.
Washington, D.C. 20003
FISMA & OMB Memorandum M-07-16 (pls leave messages on email)
Email: bnaylor@citizen.org
FISMA & OMB Memorandum M-07-16

Erin L. Johnston
Senior Vice President, Assistant General
Counsel & Assistant Secretary

December 4, 2014

VIA OVERNIGHT MAIL
Bartlett Collins Naylor
215 Pennsylvania Ave. SE
Washington, DC 20003

Dear Mr. Naylor:

I am writing on behalf of Bank of America Corporation (the "Company"), which received on November 26, 2014 the stockholder proposal you submitted pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2015 Annual Meeting of Stockholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, you must submit sufficient proof of your continuous ownership of the requisite number of Company shares for the one-year period preceding and including November 26, 2014, the date the Proposal was submitted to the Company. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including November 26, 2014; or

(2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

T 980 683-8927 F 704-625-4378
erin.johnston@bankofamerica.com
Office of the Corporate Secretary, NC1-027-18-05
214 N. Tryon St., Charlotte, NC 28255

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by asking your broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, stockholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If your broker or bank is a DTC participant, then you need to submit a written statement from your broker or bank verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including November 26, 2014.

(2) If your broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including November 26, 2014. You should be able to find out the identity of the DTC participant by asking your broker or bank. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on your account statements will generally be a DTC participant. If the DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including November 26, 2014, the requisite number of Company shares were continuously held: (i) one from your broker or bank confirming your ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Bank of America Corporation, 214 North Tryon Street, Mail Code NC1-027-18-05, Charlotte, NC 28255-0001. Alternatively, you may transmit any response by facsimile to me at 704-409-0350.

T [illegible] F 704-625-4378
[illegible]
Office of the Corporate Secretary, NC1-027-18-05
214 N. Tryon St. Charlotte, NC 28255

If you have any questions with respect to the foregoing, please contact me at 980-683-8927. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,

Erin L.C. Johnston
Sr. Vice President, Asst. General Counsel
& Asst. Corporate Secretary

Enclosures

T 980-683-8927 F 704-625-4378
erin.johnston@bankofamerica.com
Office of the Corporate Secretary, NC1-027-18-05
214 N. Tryon St., Charlotte, NC 28255

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

charles SCHWAB

December 8, 2014

Account #:
Questions: (800)378-0685X49350

Bartlett Naylor

FISMA & OMB Memorandum M-07-16

Dear Bartlett Naylor,

I am writing in response to your request for confirmation of Bank of America stock ownership.

According to our records, over the last two years you have continuously held in excess of $2,000 worth of Bank of America stock.

This letter is for informational purposes only and is not an official record. Please refer to your statements and trade confirmations as they are the official record of your transactions.

Thank you for choosing Schwab. We appreciate your business and look forward to serving you in the future. If you have any questions, please call me or any Client Service Specialist at (800)378-0685X49350.

Sincerely,

Ricky Laderman

Ricky Laderman
Partner Support
9401 E Panorma Circle
Englewood, CO 80112

Pellicone, Kim -Legal

From: Ross Jeffries - Bank of America Corporate Secretary
Sent: Monday, December 08, 2014 2:00 PM
To: Pellicone, Kim -Legal
Cc: Oliphant, Elizabeth - Legal; Chang, Gale - Legal; Johnston, Erin L - Legal
Subject: Bart Naylor - Evidence of Beneficial Ownership
Attachments: BoA ownership.pdf

From: Bart Naylor [mailto:bnaylor@citizen.org]
Sent: Monday, December 08, 2014 1:57 PM
To: Ross Jeffries - Bank of America Corporate Secretary
Subject: ownership credential

Mr. Jeffries:
Attached is proof of ownership. Let me know if you have questions.
Thank you

From: Ross Jeffries - Bank of America Corporate Secretary [mailto:bac_corporate_secretary@bankofamerica.com]
Sent: Friday, November 28, 2014 10:53 AM
To: Bart Naylor
Subject: Acknowledge Receipt

Mr. Naylor:

We acknowledge receipt of your November 26 email.

Thank you for the shareholder proposal submission.

The Office of the Corporate Secretary
Bank of America Corporation

EXHIBIT B

RICHARDS LAYTON & FINGER
Attorneys at Law

January 5, 2015

Bank of America Corporation
Bank of America Corporate Center
100 North Tryon Street
Charlotte, North Carolina 28255

Re: Stockholder Proposal Submitted by Bartlett Naylor

Ladies and Gentlemen:

We have acted as special Delaware counsel to Bank of America Corporation, a Delaware corporation (the "Company"), in connection with a stockholder proposal (the "Proposal"), dated November 26, 2014, that has been submitted to the Company by Bartlett Naylor (the "Proponent") for the 2015 annual meeting of stockholders of the Company (the "Annual Meeting"). In this connection, you have requested our opinion as to certain matters under the laws of the State of Delaware.

For the purpose of rendering our opinion as expressed herein, we have been furnished with and have reviewed the following documents: (i) the Amended and Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware (the "Secretary of State") on April 28, 1999, the Certificate of Amendment, as filed with the Secretary of State on March 29, 2004, the Certificates of Designation, as filed with the Secretary of State on March 29, 2004, the Certificates of Merger, as filed with the Secretary of State on March 31, 2004 and December 29, 2005, the Certificates of Designation, as filed with the Secretary of State on August 1, 2006, September 13, 2006, November 3, 2006, February 15, 2007, September 25, 2007, November 19, 2007, January 28, 2008, April 29, 2008, May 22, 2008, and October 27, 2008, the Certificate of Amendment as filed with the Secretary of State on December 9, 2008, the Certificates of Designation, as filed with the Secretary of State on December 31, 2008, January 8, 2009, January 16, 2009, and December 3, 2009, the Certificates of Amendment, as filed with the Secretary of State on February 23, 2010 and April 28, 2010, the Certificates of Designation as filed with the Secretary of State on August 31, 2011 and May 28, 2013, the Certificate of Merger as filed with the Secretary of State on September 30, 2013, the Certificate of Amendment as filed with the Secretary of State on May 7, 2014, and the Certificates of Designation as filed with the Secretary of State on June 17, 2014, September 5, 2014, September 9, 2014 and October 23, 2014 (collectively, the "Certificate of Incorporation"); (ii) the Bylaws of the Company, as amended on October 1, 2014 (the "Bylaws"); and (iii) the Proposal.

With respect to the foregoing documents, we have assumed: (i) the authenticity of all documents submitted to us as originals; (ii) the conformity to authentic originals of all documents submitted to us as copies; (iii) the genuineness of all signatures and the legal capacity of natural persons; and (iv) that the foregoing documents, in the forms thereof submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. We have not reviewed any document other than the documents listed above for purposes of rendering this opinion, and we assume that there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. In addition, we have conducted no independent factual investigation of our own but rather have relied solely on the foregoing documents, the statements and information set forth therein and the additional factual matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

THE PROPOSAL

The Proposal states the following:

"Resolved, that stockholders of Bank of America Corporation urge that:

1. The Board of Directors should promptly appoint a committee (the 'Stockholder Value Committee') composed exclusively of independent directors to develop a plan for divesting all non-core banking business segments.

2. The Stockholder Value Committee should publicly report on its analysis to stockholders no later than 300 days after the 2015 Annual Meeting of Stockholders, although confidential information may be withheld.

3. In carrying out its evaluation, the Stockholder Value Committee should avail itself at reasonable cost of such independent legal, investment banking and other third party advisers as the Stockholder Value Committee determines is necessary or appropriate in its sole discretion.

For purposes of this proposal, "non-core banking operations" means operations that are conducted by affiliates other than the affiliate the corporation identifies as Bank of America, N.A. which holds the FDIC Certificate No 3510."

We have been advised that the Company is considering excluding the Proposal from the Company's proxy statement for the Annual Meeting under, among other reasons, Rule 14a-8(i)(2) promulgated under the Securities Exchange Act of 1934, as amended. Rule 14a-8(i)(2) provides that a registrant may omit a proposal from its proxy statement when "the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." In this connection, you have requested our opinion as to whether, under Delaware law, the implementation of the Proposal, if adopted by the Company's stockholders, would violate Delaware law.

For the reasons set forth below, the Proposal, in our opinion, would violate Delaware law if implemented.

DISCUSSION

The Proposal would violate Delaware law if implemented because it provides that the board of directors of the Company (the "Board") must create a "Stockholder Value Committee" to develop a plan for divesting all "non-core banking" business segments (constituting specific operations selected by the Proponent) and require the "Stockholder Value Committee" to publicly report its findings and to do so by a fixed date chosen by the Proponent (300 days after the 2015 annual meeting of stockholders), regardless of whether the directors on the Board or such Stockholder Value Committee determine that taking each such action (or doing so by the stockholder-determined deadline) is consistent with their fiduciary duties to the Company and its stockholders. Thus, the Proposal if implemented requires the Board to create a Stockholder Value Committee to develop a plan to divest certain of the Company's businesses (the "Divestiture Requirement") and requires the members of such committee to publicly report their analysis within 300 days after the 2015 annual meeting of stockholders without regard to their fiduciary duties (the "Reporting Requirement"). The Delaware courts have consistently held that directors must be able to fully exercise their fiduciary duties and that stockholders may not impose on directors (and directors may not impose on themselves) directives or restrictions which limit the ability of the board (or a committee thereof) to fully exercise its fiduciary duties in the future.[1]

The Divestiture Requirement Violates Delaware Law.

The decision regarding whether the Company should divest itself of certain of its so-called "non-core" businesses is a decision that is reserved by statute to the discretion of the Board, not the stockholders. 8 *Del. C.* § 141(a) (providing that the directors of a Delaware corporation are vested with substantial discretion and authority to manage the business and affairs of the corporation); 8 *Del. C.* § 122(4) (providing that a corporation has the power to sell any or all of its property and assets); *see also Aronson v. Lewis*, 473 A.2d 805, 811 (Del. 1984), *overruled in part on other grounds*, *Brehm v. Eisner*, 746 A.2d 244 (Del. 2000) (noting that a "cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation"); *Gimbel v. Signal*

---

[1] *See, e.g., CA, Inc. v. AFSCME Employees Pension Plan*, 953 A.2d 227, 239 (Del. 2008) (invalidating a bylaw provision which required the current and future boards of directors to reimburse the reasonable expenses of stockholders in connection with a proxy contest because such a bylaw provision prevented directors from completely exercising their fiduciary duties).

Cos., Inc., 316 A.2d 599, 608 (Del. Ch.), *aff'd*, 316 A.2d 619 (Del. 1974). In exercising its discretion concerning the management of the corporation's affairs, the board of directors owes fiduciary duties to *all* stockholders and may not delegate its fiduciary duties to some group of stockholders who owe no such fiduciary duties. *See Paramount Commc'ns Inc. v. Time Inc.*, 1989 WL 79880, at *30 (Del. Ch. July 14, 1989) ("The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares."), *aff'd*, 571 A.2d 1140 (Del. 1989). In addition, stockholders or others cannot substantially limit the board's ability to make a business judgment on matters of management policy, such as whether the Company should divest itself of certain of its businesses. *See, e.g.*, *Chapin v. Benwood Found., Inc.*, 402 A.2d 1205, 1211 (Del. Ch. 1979) (finding that the court could not "give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters") (citing *Abercrombie v. Davies*, 123 A.2d 893, 899 (Del. Ch. 1956)), *aff'd sub nom. Harrison v. Chapin*, 415 A.2d 1068 (Del. 1980).

Directors of Delaware corporations must be able to make decisions based on the best interests of the corporation and all of its stockholders at the time the decision is made. Directors cannot be required to appoint a committee to develop a plan to divest specific assets or businesses designated by a stockholder who does not owe fiduciary duties to the Company and all of its stockholders, or require a committee of the board to publicly disclose information related to the committee's analysis and evaluation of a potential transaction based on a timeline fixed by a stockholder who does not owe fiduciary duties to the Company and all of its stockholders. Under Delaware law, directors cannot be directed by some percentage of the stockholders to enter into a contract or take an action that would prevent the board (or a committee thereof) from "completely discharging its fundamental management duties to the corporation and its stockholders."[2] Nor can a contract, bylaw or stockholder resolution "limit in a substantial way the freedom of director decisions on matters of management policy."[3]

The Delaware courts have consistently applied these principles to prevent attempts to dictate future conduct or decisions by directors, whether by contract, bylaw, stockholder resolution or otherwise.[4] For example, in *Quickturn*, the Delaware Supreme Court invalidated a provision of a rights plan adopted by the company's board of directors, which prevented any newly-elected board from redeeming the rights plan for six months, because the provision would "impermissibly deprive any newly elected board of both its statutory authority to manage the corporation [under the General Corporation Law of the State of Delaware] and its concomitant fiduciary duty pursuant to that statutory mandate."[5] Similarly, in *AFSCME*, the

[2] *Quickturn Design Sys., Inc. v. Shapiro*, 721 A.2d 1281, 1291 (Del. 1998).

[3] *Abercrombie*, 123 A.2d at 899.

[4] 8 *Del. C.* §141(a) ("The business and affairs of every corporation ... shall be managed by or under the direction of a board of directors...."); *see also Quickturn*, 721 A.2d at 1291.

[5] *Quickturn*, 721 A.2d at 1291.

Delaware Supreme Court held that neither the board nor the stockholders of a Delaware corporation were permitted to adopt a bylaw provision that required future boards of directors to reimburse stockholders for the reasonable expenses they incurred in connection with a proxy contest.[6] The Court held that the proposed bylaw would impermissibly "prevent the directors from exercising their full managerial power in circumstances where their fiduciary duties would otherwise require them to deny reimbursement to a dissident slate."[7]

As in the *Quickturn* and *AFSCME* cases, the Proposal if implemented would require the Board to provide a mandate to the "Stockholder Value Committee" dictating future conduct or decisions by members of that committee without the requisite "fiduciary out." Considering whether to develop a plan for divesting the Company's operations as specified in the Proposal and deciding if and when to publicly disclose information regarding such a plan involves fundamental management policy decisions and the exercise of the directors' fiduciary duties. These deeisions are no less fundamental to the Company than the decision not to redeem a rights plan addressed by the Delaware Supreme Court in *Quickturn* or to reimburse proxy expenses addressed by the Delaware Supreme Court in *AFSCME*. In fact, the decisions of the Stockholder Valuation Committee may be more important given the significance to the Company of divesting itself of certain of its business and the various federal and state law issues that may be implicated by public disclosures of such matters.[8] Accordingly, the Supreme Court's reasoning in the *Quickturn* and *AFSCME* cases compel the conclusion that the Proposal would be invalid if it were implemented because the Divestiture Requirement does not contain an exception permitting the Board or the Stockholder Value Committee to deviate from the directives given if either the Board or Stockholder Value Committee believes its fiduciary duties require it to do so.

---

[6] *AFSCME*, 953 A.2d at 239.

[7] *Id.* The General Corporation Law of the State of Delaware (the "General Corporation Law") was amended after the *AFSCME* decision to add Section 113 which specifically permits Delaware corporations to adopt bylaws providing for the reimbursement by the corporation of expenses incurred by a stockholder in soliciting proxies in connection with the election of directors, subject to such conditions as the bylaws may prescribe. 8 *Del. C.* § 113. The addition of Section 113, however, did not overrule the principles of common law adopted by the Supreme Court in *AFSCME*. Rather, the adoption of Section 113 further demonstrates the principle that a future board (or committee thereof) cannot be divested of its managerial power in a policy or bylaw unless that divestiture is expressly permitted by the General Corporation Law, which is not the case for the actions required under the Proposal.

[8] *See, e.g., Malone v. Brincat*, 722 A.2d 5, 12 (Del. 1998) (noting that if directors make public statements to stockholders, they must "provide a balanced, truthful account of all matters disclosed").

The Reporting Requirement Violates Delaware Law.

Additionally, the imposition of the 300-day deadline under the Reporting Requirement violates Delaware law because it may restrict the Stockholder Value Committee's ability to engage in a thorough evaluation of the matters that it has been charged by the Board to consider and the requirement that the committee publicly disclose its analysis may affect the manner in which the committee conducts its analyses. For example, the committee may determine that it is not in stockholders' best interests to disclose a specific plan for attempting to divest certain assets, such as through a sale, if it is concerned that the process will ultimately be unsuccessful, following which it must publicly disclose that the preferred plan could not be implemented for specific assets.

Under Delaware law, the directors owe the Company and its stockholders a duty of care to inform themselves "of all material information reasonably available to them" in making their decisions.[9] This includes an obligation to spend whatever amount of time is necessary on a decision given its complexity and material significance to the Company.[10] Moreover, Delaware law does not require directors to provide stockholders with information concerning the affairs or the finances of the Company, other than in the context of a board requesting stockholder approval.[11] For example, unless otherwise required by securities rules and regulations, the board of a Delaware corporation is not required by Delaware law to issue a report to the corporation's stockholders or the public regarding the corporation's plan to divest itself of certain businesses or assets in a transaction that does not require stockholder approval, unless the board first determines that issuing such a report is in the corporation's and its stockholders' best interests. When directors communicate with stockholders, however (regardless of whether stockholder action is sought), they must provide complete disclosure and their fiduciary duties apply.[12] Under Delaware law, in situations where disclosure is not required by applicable law, the directors must weigh the benefits of disclosure against the costs associated with disclosing non-public information.[13] For example, the Reporting Requirement in the Proposal would likely involve the disclosure of information that the directors, in the exercise of

---

[9] *See, e.g.*, *Benihana of Tokyo, Inc. v. Benihana, Inc.*, 891 A.2d 150, 192 (Del. Ch. 2005), *aff'd*, 906 A.2d 114 (Del. 2006).

[10] *In re Walt Disney Co. Deriv. Litig.*, 907 A.2d 693, 768-69 (Del. Ch. 2005) (recognizing that what constitutes an appropriate amount of time, consistent with directors' fiduciary duties, to discuss and deliberate on a business decision depends on "the nature and scope of the" business decision at issue), *aff'd*, 906 A.2d 27 (Del. 2006).

[11] *Malone*, 722 A.2d at 11.

[12] *Id.* at 12 (noting that directors are required "to provide a balanced, truthful account of all matters disclosed in the communications with shareholders").

[13] *Id.* (noting the board's disclosure duty "must be balanced against its concomitant duty to protect the corporate enterprise, in particular, by keeping certain financial information confidential").

their fiduciary duties, might determine is best not disclosed, such as the Company's anticipated strategy and timeframe for disposing of these assets. The Proposal, if implemented, however, would require the committee to forego the ability to exercise its fiduciary duty to weigh the benefits and costs associated with disclosing non-public information and to potentially expose the Company and its stockholders to harm in order to meet the Proponent's arbitrary deadline. In order to attempt to address these issues, the Proposal purports to permit the directors to withhold confidential information from its public report.[14] Despite this purported savings language, if the Proposal were implemented, the directors may be forced to disclose such non-public information in order to satisfy the directors' fiduciary duties and avoid a misleading, partial disclosure. Therefore, because the Proposal's arbitrary deadline for reporting back to the stockholders may require the directors, in order to avoid violating their fiduciary duties, to disclose non-public Company information and the predetermined deadline set by the Proponent might cause the directors to disclose non-public Company information at an inopportune time for the Company, the Reporting Requirement violates Delaware law.

CONCLUSION

Based upon and subject to the foregoing and subject to the limitations stated herein, it is our opinion that the Proposal, if implemented, would violate Delaware law.

The foregoing opinion is limited to the laws of the State of Delaware. We have not considered and express no opinion on the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the Securities and Exchange Commission and to the proponent of the Proposal in connection with the matters addressed herein, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

CSB/JJV

---

[14] While the Proposal purports to permit the directors to withhold confidential information from its public report, a carve-out for confidential information is not equivalent to a fiduciary out permitting directors to avoid taking actions that are inconsistent with their fiduciary duties.